

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05002162

January 18, 2005

Mary E. Schaffner
Senior Counsel
Wells Fargo & Company
Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-18-2005



Re: Wells Fargo & Company
Incoming letter dated December 23, 2004

Dear Ms. Schaffner:

This is in response to your letter dated December 23, 2004 concerning the shareholder proposal submitted to Wells Fargo by the Congregation of the Sisters of Charity of the Incarnate Word, Houston. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility
Congregation of the Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969


WELLS
FARGO

Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612-667-2367
612-667-6082

VIA FEDERAL EXPRESS

December 23, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Co-Filed by Submitted by the Congregation of the Sisters of Charity of the Incarnate Word

Gentlemen:

Enclosed for filing pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, are one originally executed and six photocopies of a no-action request letter filed by Wells Fargo & Company relating to the above-referenced stockholder proposal. Also included is a receipt and self-addressed stamped envelope for return of same to the undersigned as evidence of filing.

If you have any questions, please contact the undersigned at 612/667-2367.

Very truly yours,

Mary E. Schaffner
Senior Counsel

MES:mja
cc: Sr. Lillian Anne Healy, CCVI
Congregation of the Sisters of Charity of the Incarnate Word

Mr. Theodore F. Zimmer
The Catholic Funds

Enclosures



Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612-667-2367
612-667-6082

VIA FEDERAL EXPRESS

December 23, 2004

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Wells Fargo & Company – Stockholder Proposal Co-Filed Submitted by the Congregation of the Sisters of the Incarnate Word

Ladies and Gentlemen:

On October 25, 2004, Wells Fargo & Company ("Wells Fargo") received from the Congregation of the Sisters of Charity of the Incarnate Word (the "Congregation"), the enclosed proposal and supporting statement (the "Proposal") attached to this letter as Exhibit A. The Congregation's letter that accompanied the Proposal (which letter is also included in Exhibit A), stated that the Congregation was co-filing the Proposal with The Catholic Funds, who was acting as the primary filer of the Proposal. Wells Fargo had timely received, and intends to include the Proposal, as submitted by The Catholic Funds and those associated co-filers who have met the eligibility and procedural requirements for submission of shareholder proposals specified in Rule 14a-8, in Wells Fargo's proxy statement and form of proxy for the Wells Fargo 2005 annual meeting of stockholders (collectively, the "2005 Proxy Materials"). Wells Fargo also will comply with the requirements of Rule 14a-8(l) with respect to the provision of the information specified in such Rule regarding The Catholic Funds and such co-filers.

However, for the reasons stated in this letter, and pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), Wells Fargo hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to omit from its 2005 Proxy Materials, or in the alternative, to decline to provide the information specified in Rule 14a-8(l), with respect to the Congregation as a co-filer of the Proposal in reliance on Rule 14a-8(b)(2). We respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Commission that it will not recommend enforcement action if Wells Fargo omits information with respect to the Congregation as a co-filer of the Proposal in reliance on Rule 14a-8(b) (2) for the reasons stated in this letter.

Wells Fargo expects to file its definitive 2005 Proxy Materials pursuant to Rule 14a-6(b) of the Act on or about March 17, 2005. Accordingly, pursuant to Rule 14a-8(j), Wells Fargo is thus submitting its reasons for omitting the Proposal more than 80 calendar days before filing its definitive 2005 Proxy Materials with the Commission.

As set forth in an exchange of letters beginning November 5, 2004 through November 10, 2004 (copies of which are attached hereto as Exhibits B-1 through B-4), Wells Fargo requested that the Congregation provide verification of the Congregation's ownership of the requisite number of shares of Wells Fargo common stock from the custodian of such common stock in accordance with Rule 14a-8(b)(2) in order to demonstrate the Congregation's eligibility under that rule to submit the Proposal. In response to Wells Fargo's request, Wells Fargo received on November 8, 2004 a revised statement from DSI International Management, Inc. dated October 18, 2004 (Exhibit B-3) with respect to the Congregation's ownership of Wells Fargo common stock. In that statement, DSI identified itself as the investment advisor and Citibank as the custodian of the Congregation's Wells Fargo common stock. Wells Fargo again requested a proof of ownership from the custodian by a letter dated November 10, 2004 (Exhibit B-4). The Congregation failed to provide the requested information within the time periods specified in Wells Fargo's November 10 letter.

The Staff has stated, in Staff Legal Bulletin No. 14 (July 13, 2001) that a written statement from the shareholder's investment adviser verifying continuous ownership of the number of securities specified in Rule 14a-8(b)(2) is insufficient under the rule, and that such statement must be provided by the custodian of such shares. Since the Congregation has failed to provide such statement in accordance with the time periods set forth in Rule 14a-8(b)(2), we hereby respectfully request a response from the Staff that it will not recommend enforcement action to the Commission if Wells Fargo declines to provide the information with respect to the Congregation as a co-filer of the Proposal specified in Rule 14a-8(l).

In accordance with Rule 14a-8(j), six additional copies of this letter are enclosed. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed receipt and returning it to the undersigned in the return envelope provided. By copy of this letter, Wells Fargo is also notifying the Congregation of its intention to decline to provide information with respect to the Congregation as a co-filer of the Proposal. from the 2005 Proxy Materials. Should the Staff desire any additional information in support of Wells Fargo's position, we would appreciate an opportunity to confer with the Staff concerning these matters. If the Staff has any questions about, or wishes to discuss any aspect of this request, please contact the undersigned at 612/667-2367.

Very truly yours,



Mary E. Schaffner
Senior Counsel

MES:mja

cc: Sr. Lillian Anne Healy, CCVI
Congregation of the Sisters of Charity of the Incarnate Word

Mr. Theodore F. Zimmer
The Catholic Funds

EXHIBIT A



CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

October 18, 2004

RECEIVED
OCT 25 2004
R. KOVACEVICH

Mr. Richard Kovacevich, CEO
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

Dear Mr. Kovacevich:

The Congregation of the Sisters of Charity of the Incarnate Word, Houston looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the fairness of the levels of compensation among the people employed in our companies

As Director of Corporate Social Responsibility for the Congregation. I hereby authorized to notify you of our intention to submit the shareholder proposal Competitive Pay in coordination with Mr. Theodore F. Zimmer of The Catholic Funds, who shall serve as the primary contact for the shareholder group. I submit it for inclusion in the proxy statement for consideration and action by the 2005 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholder group will attend the annual meeting to move the resolution.

The Congregation of the Sisters of Charity of the Incarnate Word Houston, Texas is the beneficial owner of $2,000 shares of Wells Fargo & Company stock. Verification of beneficial ownership will be forwarded under separate cover. We have held the stock for over one year and plan to continue our holding through the 2005 shareholders meeting.

Thank you for your prompt attention to this matter.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

Cc: Daniel Rosan, ICCR Program Director for Public Health
Julie Wokaty, ICCR Director of Publications
Theodore F. Zimmer, The Catholic Funds

COMPETITIVE PAY—WELLS FARGO

RESOLVED: The shareholders urge the Board of Directors:

- To limit the Compensation paid to the CEO in any fiscal year to no more than 100 times the average Compensation paid to the company's Non-Managerial Workers in the prior fiscal year, unless the shareholders have approved paying the CEO a greater amount;
- In any proposal for shareholder approval, to provide that the CEO can receive more than the 100-times amount only if the company achieves one or more goals that would mainly reflect the CEO's contributions rather than general market conditions; and
- In that proposal, to assure the shareholders that the Board will seriously consider reducing the CEO's compensation in the event of any unusual reduction in the company's workforce resulting from outsourcing or other factors.

This proposal does not apply to the extent that complying would necessarily breach a compensation agreement in effect at the time of the present shareholder meeting.

"Compensation" means salary, bonus, the grant-date present value of stock options, the grant-date present value of restricted stock, payments under long-term incentive plans, and "other annual" and "all other compensation" as those categories are defined for proxy statement purposes.

"Non-Managerial Workers" means U.S.-based employees working in the categories of Blue-Collar Occupations or Service Occupations or the Sales and Administrative Support components of White-Collar Occupations as used by the Bureau of Labor Statistics in its National Compensation Surveys.

Supporting Statement:

Our resolution is based on these premises:

1. Unless internally anchored, market-based compensation methods tend to produce excessive CEO compensation;
2. Very high CEO pay should require shareholder approval since it tends to produce sub par share performance long-term; and
3. Very highly paid CEOs should realize that they might share some pain when choosing job reductions as a means to achieve corporate goals.

Our resolution would introduce an internal foundation for CEO compensation—the company's CEO/average-worker pay ratio. Commentators note that on the average for U.S. companies this ratio has gone from about 42 in 1980 to several hundred today and that it tends to be much lower in foreign companies that compete successfully with U.S. companies. Consistent with these facts, the Blue Ribbon Commission of the National Association of Corporate Directors has urged compensation committees to use such a ratio as a factor in setting CEO compensation. Our resolution follows this advice.

Our resolution would not arbitrarily limit CEO compensation. Rather, it would offer the board the opportunity to persuade the shareholders that very high CEO compensation would make the company more competitive and would be in their interest.

At Wells Fargo, CEO Compensation was 24.9, 33.6, and 33.6 million dollars in 2001, 2002, and 2003. The 2003 Compensation is 1,318 times the $25,501 that the average U.S. worker makes according to the AFL-CIO's Executive Paywatch (http://www.aflcio.org/corporateamerica/paywatch/). In their 2004 analyses of executive pay versus shareholder return, Business Week gave the CEO its second worst rating (http://www.businessweek.com/pdfs/2004/0416_execpay.pdf), and Forbes gave the CEO a grade of C (http://www.forbes.com/lists/2004/04/21/04ceoland.html).

EXHIBIT B-1


DSI

Date: October 18, 2004

Wells Fargo & Company
Corporate Secretary
420 Montgomery Street
San Francisco, CA 94104

Dear Sirs,

As per the request of the Sisters of Charity of the Incarnate Word, this letter serves as proof of ownership of 100 shares of Wells Fargo & Company, in the portfolio of the Sisters of Charity of the Incarnate Word. DSI International will retain 100 shares of Wells Fargo & Company through the annual meeting.

If you have any questions regarding this matter, please do not hesitate to contact me at (203) 719-6248.

Thank you,

Christine Charno
Associate Director
(203) 719-6248
(203) 719-6075 - fax

DSI INTERNATIONAL MANAGEMENT, INC.
A Member of UBS Global Asset Management

400 ATLANTIC STREET • 5TH FLOOR • STAMFORD, CT 06901

Tel. (203) 719-6200 Fax (203) 719-6075

EXHIBIT B-2



Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612/667-2367
612/667-6082

VIA FACSIMILE TRANSMISSION TO (713) 921-2949
AND OVERNIGHT COURIER

November 5, 2004

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility
Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, Texas 77223-0969

Re: Stockholder Proposal re: Chief Executive Officer Compensation dated October 18, 2004

Dear Sister Healy:

On October 25, 2004, Wells Fargo & Company ("Wells Fargo") received your letter on behalf of the Congregation of the Sisters of Charity of the Incarnate Word (the "Congregation") as a stockholder of Wells Fargo. In your letter, you indicated that the Sisters of Charity were submitting a stockholder proposal regarding CEO compensation (the "Proposal") and requesting that Wells Fargo include the Proposal enclosed with your letter in its proxy materials for Wells Fargo's 2005 annual meeting. We understand that the Congregation is co-sponsoring the Proposal with The Catholic Funds and that Mr. Theodore F. Zimmer is serving as the primary contact for the stockholder proponents. We are also providing Mr. Zimmer with a copy of this letter for his information.

Your letter stated that evidence of the Congregation's required minimum ownership of Wells Fargo common stock under the Securities and Exchange Commission rules (as discussed below) would be sent separately. We finally received from you via fax today (November 5) a letter dated October 18, 2004 from Ms. Christine Charno, of DSI International Management, Inc., who acts as investment manager for the Congregation, that is intended to provide the required evidence of your minimum ownership.

However, based on the information in DSI's October 18, 2004 letter, the Congregation has not yet shown that it meets the stockholder eligibility requirements under the proxy rules for submission of a proposal. As a result, unless the Congregation provides the written evidence requested by this letter that the it does in fact meet these eligibility rules with 14 calendar days after receiving this letter. Wells Fargo will have the right to exclude the Congregation as a co-sponsor of the Proposal and its Proposal from its proxy materials, as permitted by Rule 14a-8.

As you stated in your letter, the Congregation is submitting the Proposal in accordance with Rule14a-8 of the General Rules and Regulations promulgated by the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934. Under Rule 14a-8(b), in order for the Congregation to be eligible to submit a proposal for inclusion in the proxy statement for Wells Fargo's 2005 annual meeting, the Congregation must have held shares of Wells Fargo's common stock having a market value of at least $2,000 for at least one year prior to October 25, 2004 (the date the Congregation's Proposal was submitted to Wells Fargo) and must include with its Proposal its written statement that it intends to hold these shares until the annual meeting occurs. You stated in your letter that the Congregation is the beneficial owner of "$2,000 shares" of Wells Fargo common stock for over one year, that it intends to hold these shares through Wells Fargo's 2005 annual meeting, and that verification of beneficial ownership would be provided separately. I have assumed that the letter you faxed me from DSI International is intended to serve as that verification.

However, the DSI International letter is not sufficient to provide the verification of ownership required under Rule 14a-8. Specifically, under Rule 14a-8(b), because the shares referred to in your letter are not held of record by the Congregation, the Congregation must provide a statement from the record holder of these shares (usually a broker or a bank) verifying the number of shares and value of Wells Fargo common stock that the broker, bank, or other custodian is holding for the Congregation and stating that these shares, or other shares of Wells Fargo common stock having the required minimum $2,000 in market value, have been held continuously by the Congregation for at least one year prior to October 25, 2004 (the date you submitted the Proposal to Wells Fargo). The letter you provided us from DSI International (whom we assume is the record owner) merely states that the Congregation holds in its portfolio 100 shares of Wells Fargo & Company and that DSI International will retain 100 shares through the annual meeting. It does not state (as it must) that these shares have been held continuously by DSI International on behalf of the Congregation for at least one year prior to October 25, 2004. A copy of Rule 14a-8(b) is enclosed for your information, so that you can review the eligibility requirements for submitting the Proposal.

Pursuant to Rule 14a-8(f), Wells Fargo hereby notifies you that it will exclude the Congregation as a co-sponsor of the Proposal, unless the Congregation provides us (by fax, courier, or U.S. Mail) with a statement from DSI International or other custodian who is the record holder of these shares on behalf of the Congregation (if DSI International is not in fact the record holder of these shares) that conforms to the requirements of Rule 14a-8(b) and requested by this letter no later than 14 calendar days from the date you receive this letter.

Please submit the evidence of the Congregation's eligibility to submit the Proposal requested in this letter to the following person and address:

Laurel A. Holschuh
Corporate Secretary

Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479
Fax: 612/667-6082

If you have any questions about this response, please call me directly at 612/667-2367.

Very truly yours,



Mary E. Schaffner
Senior Counsel

MES:mja
cc: Theodore F. Zimmer

ms05/ccvi/beneficial ownership/ceo comp

not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

→ (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means that permit them to prove the date of delivery.

(f)

(g)

(h)

EXHIBIT B-3



Date: October 18, 2004

Mary Schaffner
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

RE: Ownership Wells Fargo & Company Common Stock

Dear Ms. Schaffner,

This letter verifies that the Sisters of Charity of the Incarnate Word Houston, Texas own and hold in excess of 100 shares of Wells Fargo & Company Common Stock. DSI International Management, Inc. manages this account on behalf of the Sisters of Charity of the Incarnate Word Houston, Texas and Citibank provides custody of the assets. These shares have been held for more than one year.

If you have any questions regarding this matter, please do not hesitate to contact me at (203) 719-6248.

Thank you,

Christine Charno

Christine Charno
Associate Director
(203) 719-6248
(203) 719-6075 - fax

DSI INTERNATIONAL MANAGEMENT, INC.
A Member of UBS Global Asset Management

400 ATLANTIC STREET • 5TH FLOOR • STAMFORD, CT 06901

Tel. (203) 719-6200 Fax (203) 719-6075



EXHIBIT B-4



Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612/667-2367
612/667-6082

VIA FACSIMILE TRANSMISSION

November 10, 2004

Sister Lillian Anne Healy, CCVI (Fax No. 713-921-2949)
Director of Corporate Social Responsibility
Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, Texas 77223-0969

Ms Christine Charno (Fax No. 203-719-6075)
Associate Director
DSI International Management.
Stamford, CT 06901

Re: Stockholder Proposal re: Chief Executive Officer Compensation dated October 18, 2004

Dear Sister Healy and Ms. Charno:

On November 8, 2004, I received Ms. Charno's response to my November 5, 2004 letter regarding the required verification of minimum ownership of Wells Fargo & Company common stock under SEC Rule 14a-8 to support the co-filing by Congregation of the Sisters of Charity of the Incarnate Word (the "Congregation") of the stockholder proposal filed by The Catholic Funds regarding CEO compensation (the "Proposal"). In her letter, Ms. Charno stated that Citibank holds the shares of Wells Fargo common stock beneficially owned by the Congregation as custodian . After reviewing Ms. Charno's letter in light of the requirements of Rule 14a-8(b), it is clear that the required verification of ownership must in fact be provided to Wells Fargo by the "record holder" of the shares—usually "a broker or a bank." In the case of the Congregation's shares, it is apparent that verification of ownership must in fact be provided by Citibank as the actual custodian and record holder of the shares, rather than DSI International, as the investment manager. Both The Catholic Funds and Christus Health (the other co-filer) provided verification from the actual bank custodians of their Wells Fargo shares.

While the facts underlying the statements in Ms. Charno's two letters taken together—to the effect that the Congregation owned, as of October 18, 2004 (the date the Congregation submitted its proposal) in excess of 100 shares of Wells Fargo (which as of that date exceeded the required $2,000 in minimum value under Rule 14a-8) and that such shares had been held for the Congregation for more than one year prior to that date—would appear to satisfy the ownership requirements of Rule 14a-8(b), these statements in fact need to be verified by Citibank as the actual custodian. For Ms. Charno's information, I am providing a copy of Rule 14a-8(b); I had previously provided a copy of this rule to Sr. Healy with my November 5, 2004 letter.

As a result, the letters sent to me by Ms. Charno on November 5 and again on November 8, 2004 do not meet the requirements of Rule 14a-8(b) and thus do not adequately respond to the request made in my November 5, 2004 letter. Therefore, unless the Congregation provides the written evidence from Citibank requested by this letter that it does in fact meet the eligibility rules of Rule 14a-8(b) no later than 14 calendar days after receiving this letter, Wells Fargo will have the right to exclude the Congregation as a co-sponsor of the Proposal and its Proposal from its proxy materials, as permitted by Rule 14a-8(f).

Please submit the requested evidence from Citibank of the Congregation's eligibility to submit the Proposal requested in this letter to the following person and address:

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479
Fax: 612/667-6082

Since I will be out of the office until Tuesday, November 16, 2004, if you have any questions about this response, please call Ms. Holschuh directly at 612/667-8655.

Very truly yours,



Mary E. Schaffner
Senior Counsel

MES:mja
cc: Theodore F. Zimmer

ms05/ccvi/beneficial ownership/ceo comp2

not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(b) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

→ (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means that permit them to prove the date of delivery.

(f)

(g)

(h)

EXHIBIT B-1



Date: October 18, 2004

Wells Fargo & Company
Corporate Secretary
420 Montgomery Street
San Francisco, CA 94104

Dear Sirs,

As per the request of the Sisters of Charity of the Incarnate Word, this letter serves as proof of ownership of 100 shares of Wells Fargo & Company, in the portfolio of the Sisters of Charity of the Incarnate Word. DSI International will retain 100 shares of Wells Fargo & Company through the annual meeting.

If you have any questions regarding this matter, please do not hesitate to contact me at (203) 719-6248.

Thank you,

Christine Charno
Associate Director
(203) 719-6248
(203) 719-6075 - fax

EXHIBIT B-2



Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612/667-2367
612/667-6082

VIA FACSIMILE TRANSMISSION TO (713) 921-2949
AND OVERNIGHT COURIER

November 5, 2004

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility
Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, Texas 77223-0969

Re: Stockholder Proposal re: Chief Executive Officer Compensation dated October 18, 2004

Dear Sister Healy:

On October 25, 2004, Wells Fargo & Company ("Wells Fargo") received your letter on behalf of the Congregation of the Sisters of Charity of the Incarnate Word (the "Congregation") as a stockholder of Wells Fargo. In your letter, you indicated that the Sisters of Charity were submitting a stockholder proposal regarding CEO compensation (the "Proposal") and requesting that Wells Fargo include the Proposal enclosed with your letter in its proxy materials for Wells Fargo's 2005 annual meeting. We understand that the Congregation is co-sponsoring the Proposal with The Catholic Funds and that Mr. Theodore F. Zimmer is serving as the primary contact for the stockholder proponents. We are also providing Mr. Zimmer with a copy of this letter for his information.

Your letter stated that evidence of the Congregation's required minimum ownership of Wells Fargo common stock under the Securities and Exchange Commission rules (as discussed below) would be sent separately. We finally received from you via fax today (November 5) a letter dated October 18, 2004 from Ms. Christine Charno, of DSI International Management, Inc., who acts as investment manager for the Congregation, that is intended to provide the required evidence of your minimum ownership.

However, based on the information in DSI's October 18, 2004 letter, the Congregation has not yet shown that it meets the stockholder eligibility requirements under the proxy rules for submission of a proposal. As a result, unless the Congregation provides the written evidence requested by this letter that the it does in fact meet these eligibility rules with 14 calendar days after receiving this letter, Wells Fargo will have the right to exclude the Congregation as a co-sponsor of the Proposal and its Proposal from its proxy materials, as permitted by Rule 14a-8.

As you stated in your letter, the Congregation is submitting the Proposal in accordance with Rule14a-8 of the General Rules and Regulations promulgated by the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934. Under Rule 14a-8(b), in order for the Congregation to be eligible to submit a proposal for inclusion in the proxy statement for Wells Fargo's 2005 annual meeting, the Congregation must have held shares of Wells Fargo's common stock having a market value of at least $2,000 for at least one year prior to October 25, 2004 (the date the Congregation's Proposal was submitted to Wells Fargo) and must include with its Proposal its written statement that it intends to hold these shares until the annual meeting occurs. You stated in your letter that the Congregation is the beneficial owner of "$2,000 shares" of Wells Fargo common stock for over one year, that it intends to hold these shares through Wells Fargo's 2005 annual meeting, and that verification of beneficial ownership would be provided separately. I have assumed that the letter you faxed me from DSI International is intended to serve as that verification.

However, the DSI International letter is not sufficient to provide the verification of ownership required under Rule 14a-8. Specifically, under Rule 14a-8(b), because the shares referred to in your letter are not held of record by the Congregation, the Congregation must provide a statement from the record holder of these shares (usually a broker or a bank) verifying the number of shares and value of Wells Fargo common stock that the broker, bank, or other custodian is holding for the Congregation and stating that these shares, or other shares of Wells Fargo common stock having the required minimum $2,000 in market value, have been held continuously by the Congregation for at least one year prior to October 25, 2004 (the date you submitted the Proposal to Wells Fargo). The letter you provided us from DSI International (whom we assume is the record owner) merely states that the Congregation holds in its portfolio 100 shares of Wells Fargo & Company and that DSI International will retain 100 shares through the annual meeting. It does not state (as it must) that these shares have been held continuously by DSI International on behalf of the Congregation for at least one year prior to October 25, 2004. A copy of Rule 14a-8(b) is enclosed for your information, so that you can review the eligibility requirements for submitting the Proposal.

Pursuant to Rule 14a-8(f), Wells Fargo hereby notifies you that it will exclude the Congregation as a co-sponsor of the Proposal, unless the Congregation provides us (by fax, courier, or U.S. Mail) with a statement from DSI International or other custodian who is the record holder of these shares on behalf of the Congregation (if DSI International is not in fact the record holder of these shares) that conforms to the requirements of Rule 14a-8(b) and requested by this letter no later than 14 calendar days from the date you receive this letter.

Please submit the evidence of the Congregation's eligibility to submit the Proposal requested in this letter to the following person and address:

Laurel A. Holschuh
Corporate Secretary

Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479
Fax: 612/667-6082

If you have any questions about this response, please call me directly at 612/667-2367.

Very truly yours,



Mary E. Schaffner
Senior Counsel

MES:mja
cc: Theodore F. Zimmer

ms05/ccvi/beneficial ownership/ceo comp

not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

→ (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means that permit them to prove the date of delivery.

EXHIBIT B-3



Date: October 18, 2004

Mary Schaffner
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

RE: Ownership Wells Fargo & Company Common Stock

Dear Ms. Schaffner,

This letter verifies that the Sisters of Charity of the Incarnate Word Houston, Texas own and hold in excess of 100 shares of Wells Fargo & Company Common Stock. DSI International Management, Inc. manages this account on behalf of the Sisters of Charity of the Incarnate Word Houston, Texas and Citibank provides custody of the assets. These shares have been held for more than one year.

If you have any questions regarding this matter, please do not hesitate to contact me at (203) 719-6248.

Thank you,

Christine Charno
Associate Director
(203) 719-6248
(203) 719-6075 - fax

DSI INTERNATIONAL MANAGEMENT, INC.
A Member of UBS Global Asset Management

400 ATLANTIC STREET • 5TH FLOOR • STAMFORD, CT 06901
Tel. (203) 719-6200 Fax (203) 719-6075



EXHIBIT B-4



Law Department
N9305-173
1700 Wells Fargo Center
Sixth and Marquette
Minneapolis, MN 55479

Mary E. Schaffner, Senior Counsel
612/667-2367
612/667-6082

VIA FACSIMILE TRANSMISSION

November 10, 2004

Sister Lillian Anne Healy, CCVI (Fax No. 713-921-2949)
Director of Corporate Social Responsibility
Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, Texas 77223-0969

Ms Christine Charno (Fax No. 203-719-6075)
Associate Director
DSI International Management.
Stamford. CT 06901

Re: Stockholder Proposal re: Chief Executive Officer Compensation dated October 18, 2004

Dear Sister Healy and Ms. Charno:

On November 8, 2004. I received Ms. Charno's response to my November 5, 2004 letter regarding the required verification of minimum ownership of Wells Fargo & Company common stock under SEC Rule 14a-8 to support the co-filing by Congregation of the Sisters of Charity of the Incarnate Word (the "Congregation") of the stockholder proposal filed by The Catholic Funds regarding CEO compensation (the "Proposal"). In her letter, Ms. Charno stated that Citibank holds the shares of Wells Fargo common stock beneficially owned by the Congregation as custodian . After reviewing Ms. Charno's letter in light of the requirements of Rule 14a-8(b), it is clear that the required verification of ownership must in fact be provided to Wells Fargo by the "record holder" of the shares—usually "a broker or a bank." In the case of the Congregation's shares, it is apparent that verification of ownership must in fact be provided by Citibank as the actual custodian and record holder of the shares, rather than DSI International, as the investment manager. Both The Catholic Funds and Christus Health (the other co-filer) provided verification from the actual bank custodians of their Wells Fargo shares.

While the facts underlying the statements in Ms. Charno's two letters taken together—to the effect that the Congregation owned, as of October 18, 2004 (the date the Congregation submitted its proposal) in excess of 100 shares of Wells Fargo (which as of that date exceeded the required $2,000 in minimum value under Rule 14a-8) and that such shares had been held for the Congregation for more than one year prior to that date—would appear to satisfy the ownership requirements of Rule 14a-8(b), these statements in fact need to be verified by Citibank as the actual custodian. For Ms. Charno's information, I am providing a copy of Rule 14a-8(b); I had previously provided a copy of this rule to Sr. Healy with my November 5, 2004 letter.

As a result, the letters sent to me by Ms. Charno on November 5 and again on November 8, 2004 do not meet the requirements of Rule 14a-8(b) and thus do not adequately respond to the request made in my November 5, 2004 letter. Therefore, unless the Congregation provides the written evidence from Citibank requested by this letter that it does in fact meet the eligibility rules of Rule 14a-8(b) no later than 14 calendar days after receiving this letter, Wells Fargo will have the right to exclude the Congregation as a co-sponsor of the Proposal and its Proposal from its proxy materials, as permitted by Rule 14a-8(f).

Please submit the requested evidence from Citibank of the Congregation's eligibility to submit the Proposal requested in this letter to the following person and address:

Laurel A. Holschuh
Corporate Secretary
Wells Fargo & Company
MAC #N9305-173
Sixth & Marquette
Minneapolis, Minnesota 55479
Fax: 612/667-6082

Since I will be out of the office until Tuesday, November 16, 2004, if you have any questions about this response, please call Ms. Holschuh directly at 612/667-8655.

Very truly yours,



Mary E. Schaffner
Senior Counsel

MES:mja
cc: Theodore F. Zimmer

ms05/ccvi/beneficial ownership/ceo comp2

not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(c) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to § 240.14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means that permit them to prove the date of delivery.

(f)

(g)

(h)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wells Fargo & Company
Incoming letter dated December 23, 2004

The proposal relates to compensation.

There appears to be some basis for your view that Wells Fargo may exclude the Congregation of the Sisters of Charity of the Incarnate Word, Houston as a co-proponent of the proposal. We note your representation that the proponent failed to supply, within 14 days of receipt of Wells Fargo's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Wells Fargo omits the Congregation of the Sisters of Charity of the Incarnate Word, Houston as a co-proponent of the proposal from its proxy materials in reliance on rule 14a-8(f).

Sincerely,



Robyn Manos
Special Counsel